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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                               OPTION CARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Common Stock, $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  683948 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


 Mr. Kevin Harris, 225 East Deerpath Road, Lake Forest, IL 60045 (847) 295-8665
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                February 4, 1999
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on its form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                              PAGE 1 OF 5 PAGES

                                  SCHEDULE 13D

CUSIP NO.  683948 10 3                                         PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    EJ Financial/OCI Management, L.P. 36-4276322
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,136,228
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,136,228
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,136,228
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  683948 10 3                                         PAGE 3 OF 6 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John N. Kapoor
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    5,969,749
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    5,969,749
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,969,749
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               PAGE 4 OF 6 PAGES


Item 1.  Security and Issuer.

         This statement is being jointly filed by EJ Financial/OCI Management, L.P. (the "Limited Partnership") and the Managing General Partner of the Limited Partnership, John N. Kapoor ("Kapoor") and relates to the Common Stock, par value $0.01 of Option Care, Inc. (the "Company" or "Issuer") the principal office of which is located at 100 Corporate North, Suite 213, Bannockburn, Illinois 60015.


Item 2.  Identity and Background.

         The Limited Partnership, a Delaware limited partnership, was organized in December, 1998 for the purpose of acquiring, owning, managing and selling property for investment purposes. The principal office of the Limited Partnership is 225 East Deerpath Road, Suite 250, Lake Forest, Illinois 60015. Within the last five years, the Limited Partnership has not been convicted of any criminal proceeding nor been subject to any final order or decree enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

         (a)      John N. Kapoor

         (b)      225 East Deerpath Road, Suite 250,
                  Lake Forest, Illinois 60015

         (c) President of EJ Financial Investments, Inc., 225 East Deerpath Road, Lake Forest, Illinois

         (d)      No

         (e)      No

         (f)      United States

Item 3.  Source and Amount of Funds or Other Consideration.

         The limited partners of Limited Partnership have each given notes (the "Notes") in the aggregate amount of $349,989 to the John N. Kapoor Trust dtd 9/20/89, (the "Trust") of which Kapoor is the sole Trustee and sole beneficiary. The Notes will be repaid from the outside resources of the limited partners of the Limited Partnership.

Item 4.  Purpose of Transaction.

         The Limited Partnership has acquired 3,136,228 shares of the Issuer's common stock (the "Shares") from the Trust, of which Kapoor is the sole beneficiary and sole trustee. Kapoor is also the Managing General Partner of the Limited Partnership with sole power to vote and to sell the Shares. The Editha Kapoor 1995 Trust, of which Kapoor's spouse, Editha Kapoor is the sole trustee, is also named as a general partner, but has no authority to bind the Limited



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                                                             PAGE 5 OF 6 PAGES


         Partnership nor to act on its behalf. The purpose of the transaction was to facilitate certain estate planning actions on behalf of Kapoor by transferring the Shares from the Trust to the Limited Partnership, the limited partners of which are all individuals or trusts established for individuals who have a family relationship with Kapoor or Kapoor's spouse. The Shares have been acquired for investment purposes only. Although the Reporting Persons have not formulated any definitive plans, they may from time to time acquire, or dispose of, common stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Schedule 13D, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The Limited Partnership is the record and beneficial owner of 3,136,228 shares of the Issuer's common stock. Kapoor, being the Managing General Partner of the Limited Partnership, is also deemed to be the beneficial owner of such 3,136,228 shares. In addition, Kapoor, through the John N. Kapoor Trust, dated 9/20/98 (the "Trust") of which he is the sole beneficiary and sole trustee, and through the Kapoor Family Partnership, L.P. and EJ Financial Investments, II L.P., in each of which Kapoor is the managing general partner, beneficially owns an additional 2,833,521 shares. Accordingly, pursuant to Rule 13d-3 under the Exchange Act, as of the date hereof, the Limited Partnership would be deemed beneficial owner of 3,136,228 shares of NeoPharm common stock. Based on the number of shares of Issuer's common stock outstanding as of December 31, 1998, such 3,136,228 shares represents approximately 28.5 % no understanding of the Issuer's issued and outstanding common stock. In addition, Kapoor, again in accordance with Rule 13d-3, would be deemed beneficial owner of 5,969,749 shares which constitute, based on the number of shares of NeoPharm common stock outstanding as of December 31, 1998, approximately 54.2 % of the NeoPharm common stock.

         (b) The number of shares of Issuer common stock which each Reporting Person has:

              1.   Limited Partnership.

                   (i)  Sole voting power: 3,136,228

                   (ii) Shared voting power: 0

                   (iii) Sole dispositive power: 3,136,228

                   (iv) Shared dispositive power: 0

                                                               PAGE 6 OF 6 PAGES

     2.   Kapoor(1)

          (i)  Sole voting power: 5,969,749

          (ii) Shared voting power: 0

          (iii) Sole dispositive power: 5,969,749

          (iv) Shared dispositive power: 0

     (c) The following transactions were made in the 60 days prior to February 28, 1999.

     1. On February 4, 1999 ownership of 3,136,228 shares was transferred to the Limited Partnership in a private transaction as described in Item 4 above.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With respect to Securities of the Issuer.

         There is no contract, arrangement, understanding or relationship between the reporting parties and any other person with respect to the Securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits.

         Exhibit A - Copy of an Agreement between the Limited Partnership and Kapoor to file this Statement on Schedule 13D on behalf of each of them.


---------------

(1) The amounts shown for Kapoor do not include 271,746 shares which are held by the Editha Kapoor Trust of which the sole trustee is Editha Kapoor, Kapoor's spouse. Kapoor does not have voting or dispositive power with respect to such shares and thus has no beneficial interest for purposes of Rule 13d-3.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED: February 4, 1999
       Chicago, Illinois



                                               EJ FINANCIAL/OCI MANAGEMENT, L.P.



                                               BY:  /s/ John N. Kapoor
                                               ---------------------------------
                                                    JOHN N. KAPOOR
                                                    Its Managing General Partner




                                                    /s/ John N. Kapoor
DATED: February 4, 1999                        ---------------------------------
       Chicago, Illinois                            JOHN N. KAPOOR




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